FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of April 2006

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this formis also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached hereto is Registrant’s press release dated April 11, 2006 announcing that China Satellite Communications Corp. (China Satcom) has completed deployment of about 1,000 Gilat SkyEdge VSATs for rural telephony applications in Gansu Province and Inner Mongolia Autonomous Region.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd. (Registrant) BY: /S/ Rael Kolevsohn —————————————— Rael Kolevsohn General Counsel

Dated: April 11th, 2006

China Satcom completes deployment of 1,000 Gilat SkyEdge VSATs

Broadband satellite terminals power rural telephony applications in China’s Gansu Province and Inner Mongolia Autonomous Region

Petah Tikva, Israel, April 11, 2006 – Gilat Satellite Networks, Ltd. (Nasdaq: GILTF), today announced that China Satellite Communications Corp. (China Satcom), one of the six basic telecommunications operators in China, has completed deployment of about 1,000 Gilat SkyEdge VSATs for rural telephony applications in Gansu Province and Inner Mongolia Autonomous Region. China Satcom is one of China’s largest satellite operators.

Giora Reish, Gilat’s Regional Vice President, Asia, said, “For over a decade, Gilat has built a strong reputation among China’s largest telecom operators for providing public rural communication solution that is fully integrated with the Chinese public telephony network, combined with responsive local customer service. This solution connects Chinese vast rural population to public services available in urban areas. China Satcom was particularly impressed with SkyEdge’s toll quality voice, efficient space segment utilization and low power consumption, which will make it possible to operate the VSAT network in the most economical manner.”

Gilat’s SkyEdge platform supports telephony and data application on a single hub located in Beijing. It provides seamless telephony connectivity to public communication switches of national carriers. It can be deployed quickly in any environment and can perform well in all types of weather conditions.

About China Satellite Communications Corp.

China Satcom is one of six basic telecommunications operators in China, China Telecom, China Net Com, China Mobile, China Unicom, China Satcom and CRC. China Satcom owns 31 provincial branches throughout China and operates under the leadership of the Ministry of Information Industry, the People’s Republic of China. China Satcom is a newly established, state-owned backbone enterprise built according to the requirements of China’s national telecom restructuring of 2001.

About Gilat Satellite Networks Ltd.

Gilat Satellite Networks Ltd. (Nasdaq: GILTF) is a leading provider of products and services for satellite-based communications networks. The Company operates under three business units: (i) Gilat Network Systems (“GNS”), which is a provider of network systems and associated professional services to service providers and operators; (ii) Spacenet, which provides managed services for businesses and governments through its Connexstar service brand, for consumers through its StarBand service brand; (iii) Spacenet Rural Communications, which offers rural telephony and Internet access solutions to remote areas primarily in Latin America.

Gilat was founded in 1987 and has shipped over 600,000 Very Small Aperture Terminals (VSATs) to more than 85 countries across six continents. Gilat’s headquarters is located in Petah Tikva, Israel. The Company has 14 local offices and three service facilities worldwide. Gilat markets the SkyEdge ™ Product Family which includes the SkyEdge™ Pro, SkyEdge™ IP, SkyEdge™ Call, SkyEdge™ DVB-RCS and SkyEdge™ Gateway. In addition, the Company markets numerous other legacy products. Visit Gilat at www.gilat.com.

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat’s products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat’s products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company’s proprietary technology and risks associated with Gilat’s international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat’s business, reference is made to Gilat’s reports filed from time to time with the Securities and Exchange Commission.

Gilat Media Contact:
Shira Gafni, Director of Corporate Marketing
Tel. + 972-3-925-2406; shirag@gilat.com